EXHIBIT 99.1

MCAPM, LP and Michael Mork Enter Agreement to Acquire Common Shares of NXT Energy Solutions Inc.

CALGARY, Alberta, Dec. 23, 2022 (GLOBE NEWSWIRE) -- MCAPM, LP and Michael Mork (“the Morks”) announced today that they have entered into subscription agreements (the “Subscription Agreements”) with NXT Energy Solutions Inc. TSX: SFD) ("NXT") pursuant to which the Morks have agreed to subscribe for an aggregate of 8,750,000 common shares ("Common Shares") of NXT in a non-brokered private placement (the “Private Placement”) at a price of CAD$0.195 per Common Share for total consideration of approximately CAD$1.7 million. Closing is expected to occur in January, 2022 and is subject to certain conditions, including conditional listing approval of the TSX. The Morks currently own an aggregate of 6,171,233 Common Shares. On closing of the Private Placement, the Morks will own 14,921,233 Common Shares, representing approximately 19.38% of the issued and outstanding Common Shares on a non-diluted basis.

The head office address of NXT is 302 3320 17th Avenue SW Calgary, Alberta, Canada T3E 0B4. The head office of MCAPM, LP is 132 Mill Street, #204, Healdsburg California, 95448

This news release is issued pursuant to National Instrument 62-103 – The Early Warning System and Related Take-Over Bid and Insider Reporting Issues, which also requires a report to be filed with regulatory authorities in each of the jurisdictions in which NXT is a reporting issuer containing information with respect to the foregoing matters (the "Early Warning Report"). A copy of the Early Warning Report will be available under NXT's profile at www.sedar.com or may be obtained by contacting Mork Capital Management, LLC at (707) 431-1057.

The Morks are acquiring the Common Shares for investment purposes. The Morks may, from time to time, acquire additional Common Shares or other securities of NXT or dispose of some or all of the Common Shares or other securities of NXT that it owns at such time. The Morks currently have no other plans or intentions that relate to or would result in any of the following: the acquisition of additional securities of NXT, or the disposition of securities of NXT; a corporate transaction, such as a merger, reorganization or liquidation, involving NXT or any of its subsidiaries; a sale or transfer of a material amount of the assets of NXT or any of its subsidiaries; a change in the board of directors or management of NXT, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board; a material change in the present capitalization or dividend policy of NXT; a material change in NXT’s business or corporate structure; a change in NXT’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of NXT by any person or company; a class of securities of NXT being delisted from, or ceasing to be authorized to be quoted on, a marketplace; but depending on market conditions, general economic and industry conditions, trading prices of NXT’s securities, NXT’s business, financial condition and prospects and/or other relevant factors, the Morks may develop such plans or intentions in the future.

Forward-Looking Statements

The information in this news release has been prepared as at December 22, 2022. Certain statements in this news release, referred to herein as "forward-looking statements", constitute "forward-looking information" under the provisions of Canadian provincial securities laws. These statements can be identified by the use of words such as "expected", "will" or similar terms. Forward-looking statements in this news release include statements relating to the expected closing date of the Private Placement and the Mork’s ownership interest in NXT upon closing of the private placement.